UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Edison Schools Inc.

                                (Name of Issuer)

               Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                       281033 10 0 (Class A Common Stock)
                                 (CUSIP Number)

                             H. Christopher Whittle
                             c/o Edison Schools Inc.
                          Suite 1230, 800 S. Gay Street
                               Knoxville, TN 37929
                                 (865) 546-0999

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  July 13, 2003
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                                              Page 2 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        H. Christopher Whittle
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                8,995,994
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   8,995,994

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,995,994

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.35%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN

--------------------------------------------------------------------------------

                                                              Page 3 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Christopher D. Cerf
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                830,433
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   830,433

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          830,433

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.59%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN

--------------------------------------------------------------------------------

                                                              Page 4 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Liberty Partners Holdings 43, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States - DE

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          00

--------------------------------------------------------------------------------

                                                              Page 5 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Liberty Investment Partners 43
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States - FL

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

                                                              Page 6 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Shakespeare Acquisition LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States - DE

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                              Page 7 of 26 Pages

          00
--------------------------------------------------------------------------------

                                                              Page 8 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Peter E. Bennett
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                                              Page 9 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        G. Michael Stakias
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

                                                             Page 10 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael S. Levine
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                                             Page 11 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Paul J. Huston
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                                             Page 12 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael J. Kluger
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                                             Page 13 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Thomas G. Greig, III
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                                             Page 14 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Stephen J. Fisher
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                                             Page 15 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Yvonne V. Marsh
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                                             Page 16 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Liberty Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States - DE

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          00 - Limited Partnership
--------------------------------------------------------------------------------

                                                             Page 17 of 26 Pages

CUSIP NO. 281033 10 0   (CLASS A COMMON STOCK)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PEB Associates, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)   X
        (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable - See Items 3 and 4
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States - DE

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

                                                             Page 18 of 26 Pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D dated December 18, 2001 which was filed with the Securities and Exchange Commission ("SEC") on behalf of H. Christopher Whittle. This Amendment No. 1 reflects the transaction described in Items 3 and 4 below.

The title and class of equity securities to which this statement relates is:
Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of Edison Schools Inc. (the "Company").

The name and address of the principal executive offices of the issuer of such securities (the "Company") is:

      Edison Schools Inc.
      521 Fifth Avenue, 11th Floor
      New York, New York 10175

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented by adding the following:

(a)-(c) This Schedule 13D is being filed jointly on behalf of the Reporting Persons (defined below):

            This 13D/A supplement is being filed on behalf of: H. Christopher Whittle ("Whittle"), the Chief Executive Officer of the Company, and Chief Executive Officer of, and a manager and member of Acquisition LLC. The principal business address of Whittle is c/o the Company, 521 Fifth Avenue, 11th Floor, New York, New York 10175.

            Christopher D. Cerf ("Cerf" and together with Whittle, the "Management Members"), Chief Operating Officer and President. The principal address of Cerf is c/o the Company 521 Fifth Avenue, 11th Floor, New York, New York 10175.

            Shakespeare Acquisition LLC, a Delaware limited liability company ("Acquisition LLC") was formed to acquire the Company. The principal business address and principal office address of Acquisition LLC is c/o Cadwalader, Wickersham & Taft LLP, 100 Maiden Lane, New York, NY 10038.

            Liberty Partners Holdings 43, L.L.C. ("LLC"), a Delaware limited liability company, is a member of Acquisition LLC.

            Liberty Investment Partners 43 ("LIP"), a Florida general partnership, is a member of LLC.

            Liberty Partners, L.P., a Delaware limited partnership ("LP"), is a general partner of LIP and the manager of LLC.

            PEB Associates, Inc. ("PEB"), a Delaware corporation, is the general partner of LP, and d/b/a Liberty Capital Partners, Inc.

                                                             Page 19 of 26 Pages

            Peter E. Bennett ("Bennett"), G. Michael Stakias ("Stakias"), Michael S. Levine ("Levine"), Paul J. Huston, ("Huston"), Michael
            J. Kluger ("Kluger"), Thomas G. Greig, III ("Greig"), Stephen J. Fisher ("Fisher"), and Yvonne V. Marsh ("Marsh") are the directors and stockholders of PEB (the "PEB Stockholders") and, along with LP, the general partners of LIP. Benett, Stakias and Marsh are managers of Acquisition LLC. Stakias is Chairman and Secretary of Acquisition LLC.

            The principal business address of LLC, LIP, LP, PEB and the PEB Stockholders is 1370 Avenue of the Americas, 34th and 35th Floors, New York, NY 10019.

            Whittle, Cerf, Acquisition LLC, LIP, LP, PEB and the PEB Stockholders are individually referred to herein as "Reporting Person" and collectively as the "Reporting Persons."

(d)-(e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the Management Members and PEB Stockholders is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Under the proposed transaction, Acquisition LLC has formed a subsidiary, Shakespeare Acquisition Corporation, a Delaware corporation ("Acquisition Sub") to merge with and into the Company (the "Merger"). After giving effect to the Merger, Acquisition LLC will own all of the capital stock of the entity surviving the Merger (the "Surviving Entity"). The Reporting Persons estimate that the total financing for the Merger and related costs and expenses will be approximately $112 million. The Reporting Persons anticipate that the financing will be provided by LP (or one of its affiliates). On July 13, 2003, PEB entered into a commitment letter (the "Equity Commitment Letter") with Acquisition LLC, for LP (or any of its affiliates) to provide equity financing to Acquisition LLC through the purchase of 258,333 Series A Senior Redeemable Convertible Preferred Shares of Acquisition LLC (the "Preferred Shares") and 516,667 Series A Common Shares of Acquisition LLC (the "Series A Common" and, together with the Preferred Shares, the "Shares"), representing 96.273% of the Common Shares (on an as converted basis) of Acquisition LLC, excluding the Contingent Equity (defined below) contemplated to be issued to certain members of management (such financing transaction being referred to as the "Equity Financing"). Also on July 13, 2003, PEB entered into a commitment letter (the "Debt Commitment Letter") with Acquisition LLC, for LP (or any of its affiliates) to provide a senior secured credit facility with an aggregate principal amount of $70,000,000, for the purpose of refinancing certain of the Company's existing credit facilities that will be expiring contemporaneous with the effective time of the Merger (such financing transaction being referred to as the "Debt Financing").

                                                             Page 20 of 26 Pages

      It is contemplated that Whittle will be issued 30,000 shares of Series A Common. In addition, it is contemplated that Acquisition LLC will issue "Contingent Equity" to certain members of management as follows:

      (i) 50,000 Series C Common Shares of Acquisition LLC ("Series C Common") and 55,000 Series D Common Shares of Acquisition LLC ("Series D Common") to Whittle;

      (ii) 20,000 Series B Common Shares of Acquisition LLC ("Series B Common") to Cerf; and

      (iii) 70,000 shares of Series B Common to other members of management, to be allocated in the discretion of LLC.

      In order to induce PEB to enter into the Equity Commitment Letter, by letter agreement dated July 13, 2003 (the "Equity Fee Letter"), Acquisition LLC agreed to pay or (in the event the Merger is consummated or the Company is responsible to pay such fees) cause the Company to pay to PEB a commitment fee payable upon the consummation of the Merger; provided, however, if the Merger is not completed for any reason whatsoever, Acquisition LLC shall pay or (in the event the Merger is consummated or the Company is responsible to pay such fees) cause the Company to pay such fee on the earlier of 180 days after the Merger Agreement is executed or when the Merger Agreement is terminated. In addition, PEB is entitled to be reimbursed for all out-of-pocket fees and expenses relating to the Equity Commitment Letter and the transactions contemplated therein, including, but not limited to, the fees and expenses of legal counsel, accounting and due diligence expenses, promptly upon request. Further, PEB shall be paid 100% of any break-up or similar fee paid to Acquisition LLC, if any, pursuant to the Merger Agreement at the time such fee is received.

      In order to induce PEB to enter into the Debt Commitment Letter, by letter agreement dated July 13, 2003 (the "Debt Fee Letter"), Acquisition LLC agreed to pay, or (in the event the merger is consummated or the Company is responsible to pay such fees) cause the Company to pay to PEB a commitment fee payable upon the consummation of the merger; provided, however, if the Merger is not completed for any reason whatsoever, Acquisition LLC shall pay or (in the event the Merger is consummated or the Company is responsible to pay such fees) cause the Company to pay such fee on the earlier of 180 days after the Merger Agreement is executed or when the Merger Agreement is terminated. In addition, PEB is entitled to be reimbursed for all out-of-pocket fees and expenses relating to the Debt Commitment Letter and the transactions contemplated therein, including, but not limited to, the fees and expenses of legal counsel, accounting and due diligence expenses, promptly upon request. Further, PEB shall be paid 100% of any break-up or similar fee paid to Acquisition LLC pursuant to the Merger Agreement at the time such fee is received.

      The Equity Financing is subject to a number of conditions, including the satisfaction of the conditions to the proposed Merger and other customary closing conditions. The Debt Financing is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation satisfactory to PEB, the satisfaction of the conditions to the proposed Merger and other customary closing conditions.

ITEM 4. PURPOSE OF TRANSACTION

                                                             Page 21 of 26 Pages

      On July 13, 2003, the Company, Acquisition LLC and Acquisition Sub entered into the Merger Agreement (the "Merger Agreement") pursuant to which Acquisition Sub would merge with and into the Company and, as a result of the Merger, Acquisition LLC would own all of the capital stock of the Company. As a result of the Merger, the shares of Class A Common Stock and Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), of the Company will be converted into the right to receive $1.76 in cash payable to the holder thereof.

      The Company will solicit the holders of its Class A Common Stock and Class B Common Stock to approve the Merger on the terms set forth in the Merger Agreement. If a majority of the votes cast by the holders of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as one class, approve the Merger and the other terms and conditions to the Merger, as set forth in the Merger Agreement are satisfied, the Merger will be completed.

      If the Merger is completed, it is expected that the Class A Common Stock will be removed from registration, the Company will cease to be a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"), and the Class A Common Stock will cease to be quoted through NASDAQ or any other interdealer quotation system.

      The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, subject to their respective obligations, if any under the Merger Agreement. In particular, the Reporting Persons may at any time and from time to time acquire additional shares of Class A Common Stock or securities convertible or exchangeable for Class A Common Stock or dispose of shares of Class A Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

      Except as set forth in this Item 4 and in furtherance of the proposed transaction, the Reporting Persons presently have no plans or proposals which would relate to or result in any of the actions set forth in Parts (a) through
(j) of Item 4 of Schedule 13D.

      The information set forth in this Item 4 is qualified in its entirely by the terms of the Merger Agreement Equity Commitment Letter and Debt Commitment Letter copies of which are attached as Exhibits 1, 2 and 3 to this Schedule 13D/A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof:

      (i) Whittle is deemed to beneficially own 8,995,994 shares of Class A Common Stock, or 15.35% of the Company's Class A Common Stock. Whittle has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that he is deemed to beneficially own (subject to the below mentioned pledges).

            Whittle's ownership consists of 7,476,788 shares of Class A Common Stock and 1,519,206 shares of Class B Common Stock. Pursuant to the Certificate of Incorporation of the Company, shares of Class B Common Stock are convertible

                                                             Page 22 of 26 Pages

            at any time on a share-for-share basis into Class A Common Stock. Of the 8,995,994 shares of Class A Common Stock of which Whittle is deemed the beneficial owner, (i) 59,205 shares of Class A Common Stock and 665,795 shares of Class B Common Stock are held of record by Whittle, (ii) 2,412 shares of Class A Common Stock and 170,881 shares of Class B Common Stock are held of record by WSI Inc. ("WSI"), (iii) 1,462,501 shares of Class A Common Stock and 162,501 shares of Class B Common Stock are held of record by WPA Investment L.P. ("WPA"), (iv) 337,500 shares of Class A Common Stock and 37,500 shares of Class B Common Stock are held of record by Whittle Leeds Education Company LLC ("Whittle Leeds" and, collectively with WSI and WPA, the "Whittle Entities"), (v) 4,782,574 shares of Class A Common Stock and 390,017 shares of Class B Common Stock are issuable upon exercise of options held by Whittle that will be exercisable within 60 days of the date hereof, and (vi) 832,596 shares of Class A Common Stock and 92,512 shares of Class B Common Stock are issuable upon exercise of options held by WSI that will be exercisable within 60 days of the date hereof.

            Whittle has pledged 59,205 shares of Class A Common Stock and 665,795 shares of Class B Common Stock to the Company as collateral for loans from the Company to Whittle described in the Company's proxy statements and used to exercise options to acquire shares of the Company and to pay related income tax obligations (the "Whittle Pledge"). Whittle and WSI have pledged all of their shares of Class A Common Stock and Class B Common Stock, including all options to acquire Class A Common Stock and Class B Common Stock, to JP Morgan Chase Bank ("Morgan") to secure personal obligations of the Reporting Person. 117,500 shares of Class A Common Stock held by WSI are also subject to an option held by Morgan. Morgan's security interest in the shares of Class A and Class B Common Stock is subordinate to the shares pledged to the Company pursuant to the Whittle Pledge.

            Whittle is the President and the sole stockholder of WSI. WSI is the general partner of WPA, a Delaware limited partnership, and the managing member of Whittle Leeds, a Delaware limited liability company. Based on his relationship with the Whittle Entities, Whittle is deemed to be the beneficial owner of the Securities owned by such entities for purposes of Section 13(d) of the Exchange Act;

      (ii) Cerf is deemed to beneficially own 830,433 shares of Class A Common Stock, or 1.59% of the Company's Class A Common Stock. Cerf has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that he is deemed to beneficially own.

            Cerf's ownership consists of 792,450 shares of Class A Common Stock and 39,983 shares of Class B Common Stock. Of the 792,450 shares of Class A Common Stock of which Cerf is deemed the beneficial owner,
            (i) 200,600 shares of Class A Common Stock are held of record by Cerf, (ii) 591,850 shares of Class A Common Stock and 37,983 shares of Class B Common Stock are issuable upon exercise of options held by Cerf that will be exercisable within 60 days of the date hereof.

                                                             Page 23 of 26 Pages

      (iii) None of Acquisition Sub, LLC, LIP, LP, PEB or any of the PEB Stockholders beneficially own any Class A Common Stock.

Each Reporting Person's Percentage ownership is based on 51,484,154 shares of Class A Common Stock outstanding on the date hereof. Shares of Class A Common Stock subject to stock options (which are currently exercisable or which will become exercisable within 60 days of the date of this Schedule 13D/A) held of record by a Reporting Person (and, in the case of Whittle, by the Whittle Entities), and shares of Class B Common Stock held of record by a Reporting Person (and, in the case of Whittle, the Whittle Entities) on the date hereof are deemed outstanding for computing the percentage ownership of such Reporting Person.

None of the Reporting Persons has effected any transaction involving shares of Class A Common Stock of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Under the Merger Agreement, the Company agreed not to authorize for issuance, issue (except upon the exercise of outstanding options and warrants), sell or agree to issue or sell any shares of, or any rights to acquire or any securities convertible into or exercisable or exchangeable for, its capital stock.

Under the constituent instruments of WPA and Whittle Leeds, Whittle has the sole right to vote and dispose of the shares held by such entities. See Item 5 above for information in respect of pledged shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Merger Agreement, dated July 13, 2003, by and among the Company, Acquisition LLC and Acquisition LLC and Acquisition Sub.

Exhibit 2 - Equity Commitment Letter, dated July 13, 2003, of PEB to Acquisition LLC.

Exhibit 3 - Debt Commitment Letter, dated July 13, 2003, between PEB and Acquisition LLC.

Exhibit 4 - Joint Filing Agreement, dated July 21, 2003, among the Reporting Persons.

                                                             Page 24 of 26 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2003


                              By:   H. CHRISTOPHER WHITTLE


                              /s/ H. Christopher Whittle
                              ------------------------------------
                              H. Christopher Whittle


                              By:   CHRISTOPHER D. CERF


                              /s/ Christopher D. Cerf
                              ------------------------------------
                              Christopher D. Cerf


                              By:   SHAKESPEARE ACQUISITION LLC


                              By: /s/ H. Christopher Whittle
                                  --------------------------------
                              Name:   H. Christopher Whittle
                              Title:  Chief Executive Officer


                              By:   PETER E. BENNETT


                              /s/ Peter E. Bennett
                              ------------------------------------
                              Peter E. Bennett


                              By:   G. MICHAEL STAKIAS


                              /s/ G. Michael Stakias
                              ------------------------------------
                              G. Michael Stakias


                              By:   MICHAEL S. LEVINE


                              /s/ Michael S. Levine
                              ------------------------------------
                              Michael S. Levine


                              By:   PAUL J. HUSTON


                              /s/ Paul J. Huston
                              ------------------------------------
                              Paul J. Huston

                                                             Page 25 of 26 Pages


                              By:   MICHAEL J. KLUGER


                              /s/ Michael J. Kluger
                              ------------------------------------
                              Michael J. Kluger


                              By:   THOMAS G. GREIG, III


                              /s/ Thomas G. Greig, III
                              ------------------------------------
                              Thomas G. Greig, III


                              By:   STEPHEN J. FISHER


                              /s/ Stephen J. Fisher
                              ------------------------------------
                              Stephen J. Fisher


                              By:   YVONNE V. MARSH


                              /s/ Yvonne V. Marsh
                              ------------------------------------
                              Yvonne V. Marsh


                              LIBERTY PARTNERS HOLDINGS 43, L.L.C.

                              By: Liberty Partners, L.P., its Manager

                              By: PEB Associates, Inc., its General Partner



                              By:       /s/ Michael S. Levine
                                 --------------------------------------------
                                     Name:  Michael S. Levine
                                     Title: Vice President


                              LIBERTY PARTNERS, L.P.

                              By: PEB Associates, Inc., its General Partner



                              By:       /s/ Michael S. Levine
                                 --------------------------------------------
                                     Name:  Michael S. Levine
                                     Title: Vice President

                                                             Page 26 of 26 Pages


                              PEB ASSOCIATES, INC.



                              By:       /s/ Michael S. Levine
                                 --------------------------------------------
                                     Name:  Michael S. Levine
                                     Title: Vice President


                              LIBERTY INVESTMENT PARTNERS 43



                              By:       /s/ Michael S. Levine
                                 --------------------------------------------
                                     Name:  Michael S. Levine
                                     Title: General Partner